THE HACKETT GROUP, INC.

1001 Brickell Bay Drive, Suite 3000

Miami, Florida 33131

June 14, 2022

Via Email and EDGAR

Mr. Rufus Decker

Ms. Linda Cvrkel

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

Mail Stop 3233

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Hackett Group, Inc.
Form 10-K for the fiscal year ended December 31, 2021 filed March 4, 2022
Item 2.02 Form 8-K filed February 22, 2022
File No. 333-48123

Dear Mr. Decker and Ms. Cvrkel,

On behalf of The Hackett Group, Inc. (the “Company”), set forth below is the Company’s response to your comment letter dated May 16, 2022, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2021, filed with the Securities and Exchange Commission (the “SEC”) on March 4, 2022 (the “Form 10-K”) and the Company’s Item 2.02 Form 8-K filed with the SEC on February 22, 2022.

The responses are keyed to correspond to the numbered paragraphs in your comment letter, which have been retyped herein in bold for ease of reference.

Item 2.02 Form 8-K filed February 22, 2022

Exhibit 99.1, page 1

1.

We read your response to comment 1. Please remove from your non-GAAP performance measures, such as the newly-retitled adjusted net income, the adjustment changing your income tax accounting to a normalized long-term projected cash basis, as it appears to constitute a tailored accounting principle. Refer to Questions 100.04 and 102.11 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response

We respectfully acknowledge the Staff’s comment above. In future filings and earnings releases, we will remove from our non-GAAP performance measures, such as the newly-retitled adjusted net income, the adjustment changing our income tax accounting to a normalized long-term projected cash basis.

Form 10-K for the fiscal year ended December 31, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 23

2.

We read your response to comment 3. Please do not present or discuss statements of operations line items as percentages of revenue before reimbursements, even if you provide percentages of total revenues.

Response

We respectfully acknowledge the Staff’s comment above. In future filings and earnings releases, we will not present or discuss statements of operations line items as percentages of revenue before reimbursements.

Financial Statements

Note 1, Basis of Presentation and General Information

Segment Reporting, page 42

3.	We read your response to comment 5. You indicate that:

•	all key operating decisions are made at a practice level,

•	forecasts are prepared at a practice level,

•	no financial information is provided on a more frequent basis to the chief operating decision maker than quarterly,

•	both your chief operating decision maker and Board are provided with practice-level results in your Quarterly Report, including a comparison to your latest practice-level forecast, and

•	your Board also receives annual results at a practice level for the fiscal year, with a comparison to your Annual Plan.

You also indicate that practice leaders do not report directly to your chief operating decision maker. However, this would not preclude your practices from still being your operating segments. Please provide us with a comprehensive response, along with verifiable evidence, demonstrating why your practices are not your operating segments. Refer to ASC 280-10-50-1, 50-6 and 50-7.

Response

We respectfully acknowledge the Staff’s comment above. We would like to clarify the information provided to the Board and CODM:

•

At the beginning of every fiscal year, the Board approves an annual operating plan which contains an annual internal revenue and expense budget broken down by practice.    The Company does not provide any external annual forecast.

•

The Quarterly Report (defined below) provided to the CODM contains practice-level results compared to the external quarterly forecast (i.e. the Company’s quarterly guidance provided in its quarterly earnings releases). The Company’s external quarterly forecast does not contain any practice-level information. The Quarterly Report is not provided to the Board.

•

Every quarter, the Board is provided practice-level results on a year-to-date basis as compared to the annual operating plan. The materials provided to the Board do not contain any comparisons to external quarterly forecasts.

ASC 280-10-50-1 states that an operating segment is a component of a public entity that has all of the following characteristics:

•	That engages in business activities from which it may earn revenues and incur expenses,

•	Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

•	For which discrete financial information is available.

The Company has analyzed its operating structure using the guidance in ASC 280-10-50 and, for the reasons described below in the remainder of this response, has determined that it has one operating segment and one reportable segment, whose purpose is to provide its clients with business and technology consulting services.

As previously mentioned, the Company’s chief operating decision maker (“CODM”) is its CEO, Mr. Ted A. Fernandez. He is responsible for determining the services the Company offers to its clients, where to invest resources based on customer demand, evaluating Company performance, the allocation of capital and the targeting of strategic acquisitions. The CODM relies on the Company’s consolidated financial statements for decision making purposes regarding the allocation of resources and assessment of performance.

On a quarterly basis, the CEO receives a one-page report (“Quarterly Report”) which includes summarized preliminary results for the current quarter. The Quarterly Report contains consolidated revenue before reimbursements, cost of sales on a non-GAAP basis, direct SG&A on a non-GAAP basis (no overhead and other allocation or corporate functional support costs), and total contribution by practice, as well as consolidated non-GAAP results, but does not contain any detail behind these amounts. The Quarterly Report also contains the total organization’s corporate SG&A by functional department (Human Resources, Information Technologies, Legal, Office Administration, Executive and Finance), none of which is allocated to the practices. These preliminary results are compared to the external forecast for the quarter. We do not believe that the CODM’s receipt of this practice-level information four times per year rises to the level of being regularly reviewed within the meaning of ASC 280-10-50-1(b) to enable the CODM to make timely decisions about resources to be allocated and to assess the Company’s performance. We further considered the CODM’s use of the Quarterly Report as it relates to the following additional factors within ASC 280-10-50-6:

•	The type of business activities carried out by the components;

•	The fact that the entity has placed managers in charge of the components; and

•	The information presented to the board of directors supports such a conclusion about the components.

As we mentioned previously, the Company’s consultants are grouped into various competency groups we refer to as practices. Our practices work collaboratively, as do our consultants, to assist clients in achieving one goal, which is to improve their operating performance. Consultants may have competencies that span multiple practices. Classifying the Company’s practices as operating segments would fail to reflect the volume of resources and services expended by the Company separate from the practices, require imprecise allocations of such resources and assume a level of practice independence and authority that is not present within the Company.

As defined in ASC 280-10-50-8 and further validated by ASC 280-10-50-6 above, the Company does not have segment managers. The practice leaders of the individual practices, or combination of practices, report directly to the Chief Operating Officer (“COO”) of the Company, and do not maintain regular contact with the Company’s CODM. The COO and the practice leaders do not have the same authority to make operating decisions that are made by the CODM. Accordingly, the COO and individual practice leaders are not the CODM or part of a group constituting the CODM in accordance with ASC 280-10-50-05 through 280-10-50-9.

The CODM manages and makes key operating decisions for the business centrally at its Miami headquarters. While practice leaders are engaged in selling engagements across practice areas, the Company maintains some sales, marketing and administrative organizations that are managed outside of its individual practices and practice leaders.

The composition and organization of the Company’s practices follows a fluid continuum, and its practice portfolio changes regularly in response to growth or contraction of the overall business, acquisitions, and newly obtained clients with requirements of new service offerings. The number of practices will vary frequently. At our scale, it is critical that we have this fluidity of resources and related incentives to achieve our operating results, and this fluidity is a key component of our operating strategy. In many cases, practice competencies are allocated and utilized on a Company-wide basis on multi-disciplinary engagements based on the priorities of the business and client deliverables. For example:

•

Earlier this month, the Company signed a multi-year agreement with a multi-national business to provide access to our intellectual property and related tools to provide opportunity assessment and benchmarks on key business support functions to their clients and prospects. The Company is assessing its resource requirements to execute this agreement, and it is currently planning to utilize resources from our Research Advisory and Benchmarking practices (possibly from both the US and International practices) and Business Transformation practices, as well as others to administer and support this agreement.

•

Earlier this year, the Company signed an agreement with another multi-national business to execute a custom performance study. This will also be delivered with resources from our Benchmarking, Research Advisory, Digital AMS and our Strategy and Business Transformation practices.

This demonstrates that even though a particular employee is designated to one practice, he/she can be assigned to deliver against any contract or engagement on which the Company is working. Resources also migrate within practices as the business continues to evolve and new competencies are required. Revenue does follow the employee to the practice where they have been assigned, further validating the use of consolidated revenues by the CODM in making business decisions and the allocation of resources, as revenue may fluctuate depending on the status or stage of certain projects. We view our consultants as a pool of resources that help grow our business as a whole by having the ability to provide our clients with the appropriate strategic and/or technical resources to achieve their desired strategic goals. Additionally, each of our practices is supported by centralized Human Resources, Information Technologies, Legal, Office Administration, Executive and Finance departments that report to the CODM.

The Company’s major operational and financial decisions are made by the CODM, who makes decisions based on the Company’s consolidated financial information, whereby the CODM can evaluate the Company’s operating results to assess performance, evaluate and assess strategic opportunities and strategies, and allocate resources across the Company. The CODM has the ultimate decision-making authority over the key decisions across the Company, including significant sales investments, technology investments, acquisitions, divestitures, and other functional departments in the organization such as Human Resources, Information Technologies, Legal, Office Administration, Executive and Finance (subject, in certain cases, to the approval of the Company’s Board of Directors).

Many practice leaders have incentive compensation programs that relate to broader Company performance rather than the individual practices they are tasked with managing, such as the practice contribution across all US practices, and the practice contribution across all international practices.

Ultimately, bonus determinations are made on the totality of the practice leaders’ contributions to Company-wide performance, of which a component is practice contribution. Even in cases where practice targets are not achieved, bonuses are still allocated to those practice leaders that made meaningful contributions to the Company’s consolidated results, irrespective of the practice’s performance.

Additionally, our named executive officers are only paid incentive compensation based on the Company’s consolidated non-GAAP diluted EPS measured against pre-set targets. Consolidated performance targets for incentive compensation purposes are determined by the members of the Company’s Compensation Committee of the Board of Directors on a non-GAAP basis at the consolidated level.

The CODM and the Company’s Board of Directors receive and review all externally published financial information which is presented solely on a consolidated basis. The CODM receives the Quarterly Report four times a year which includes practice-level information presented on a non-GAAP basis. There are no balance sheets or cash flow statements available at a practice level. Balance sheets and cash flow statements are only presented to the executive team and to the Board of Directors on a consolidated basis.

In conclusion, based on the totality of the information presented and discussed above and in accordance with ASC 280-10-50, we do not believe that our individual practices qualify as operating segments, and we continue to believe that our designation of one operating segment is appropriate. Our business will continue to evolve as client needs and demands do, and we will continue to monitor our segment reporting requirements for any changes that may need to be made in the future.

* * *

We acknowledge that the Company and its management are responsible for the adequacy and accuracy of their disclosures. We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please direct such questions to the undersigned at (786) 497-7820 or rramirez@thehackettgroup.com.

Sincerely,

/s/ Robert A. Ramirez
Robert A. Ramirez
Executive Vice President, Finance and Chief Financial Officer